FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: December 27, 2007

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of changes in representative directors filed with the Kanto Local Finance Bureau of the Ministry of Finance of Japan (“Rinjihoukokusho”)

1. Reason for Filing

To report, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law, and Sub-Paragraph 9 of Paragraph 2 of Article 19 of Ordinance of Cabinet Office relating to Disclosure of Corporation, a change in a representative director of Kyocera Corporation (the “Company”), which took place on December 25, 2007 as a result of the death of Mr. Masahiro Umemura, a Vice Chairman and Representative Director of the Company.

2. Matters Reported

Change in a Representative Director

Name (Birthday)	Title	Effective Date of Change	Shares of the Company owned as of December 25, 2007 (thousands of shares)
Masahiro Umemura (August 8, 1943)	Vice Chairman and Representative Director	December 25, 2007	5